Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Delineates Deeper Resources at Lost Creek

Littleton, Colorado (Marketwire – January 6, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces completion of a 2.5 month drilling campaign on its Lost Creek permit area in the Great Divide Basin, Wyoming.  This drilling campaign accomplished several goals, the most significant of which was the delineation of deeper resources in the KM stratigraphic horizon of the Lost Creek deposit, which lie below Mine Unit #1 resources contained in the HJ stratigraphic horizon.  The Lost Creek permit area is currently in the advanced stages of obtaining permits to mine uranium by means of In-situ Recovery (ISR) from the HJ stratigraphic horizon.

Earlier in 2010, a separate drilling program focused on delineating a second well field (Mine Unit #2) in the HJ horizon (Ur-Energy Press Release dated March 17, 2010).   Delineation drilling for the first well field (Mine Unit #1) was completed in 2008.

The latest 2010 activities at Lost Creek were aimed at advancing the permitting process.  A total of 39,061 feet (11,905 m) of drilling was completed with four rotary drill rigs.  This recent drilling program accomplished the following: 45 drill holes to complete delineation of resources within the KM horizon beneath Mine Unit #1; improvements to 19 monitoring wells; installation of 2 new monitoring wells;  and 6 wide-spaced exploration holes to test deeper horizons.

Mine Unit #1 is currently being permitted to recover uranium only within the HJ stratigraphic horizon, a unit that starts at about 325 feet (99 m) deep.  Resources within the underlying KM stratigraphic horizon, with the top of the horizon at about 475 feet (145 m) deep, will be permitted and mined as a separate future mine unit.  Because some resources within the KM horizon underly Mine Unit # 1 they required delineation before mining Mine Unit #1.  Mineral intercepts averaged 14.1 feet (4.3 m) of 0.049% eU3O8.

Recompletion work-overs were conducted on 19 monitoring wells, 18 of which are within Mine Unit #1.  This was carried out at the request of the Wyoming Department of Environmental Quality (WDEQ) in conjunction with their review of Ur-Energy’s application for the Permit to Mine which will include Mine Unit #1.   The drilling also included the installation of two new observation monitor wells.  This concludes the pre-mining installation of regional and Mine Unit #1 monitoring wells that will be used for operational monitoring.  There are now a total of 157 installed monitoring and baseline wells within the Lost Creek permit area.

Six deep, wide-spaced exploration holes were drilled in the southwest area of the property which is approximately 1 to 1½ miles (1.6-2.4 km) south of the main ore trend.  Drilling depths were to 1200 feet (366 m).   These holes were intended to test for potential roll fronts in the HJ, KM, and deeper horizons.  The drill results confirmed the presence of the redox fronts which will provide guidance for future exploration activities on these targets.

Bill Boberg, President & CEO, stated “This program demonstrates our focus on advancing Lost Creek through the permitting process and preparing the resources for production.  Once our permits are all in hand we will be able to start construction and mine unit development.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

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